GROUP

[redacted]

RECEIVED

2008 MAY -7 P 1:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002377

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

SUPPL

Date 02 May 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

PROCESSED
MAY 12 2008
THOMSON REUTERS

<u>Enclosures</u>

21 April 2008	Press release Hypo Real Estate Bank International AG announces the successful completion of €110 million financing for Ghelamco's Marynarska Business Park in Warsaw, Poland
28 April 2008	Press release Hypo Real Estate Capital Singapore Corporation Pte Ltd provided S$ 46.1 million investment and GST financing facility to Fine Grain Property Consortium

28 April 2008	Hypo Real Estate Holding AG: Announcement according to section 37v, 37w, 37x et seq. Securities Trading Act (WpHG) with the objective of Europe-wide distribution
29 April 2008	Press release Hypo Real Estate Bank International AG announces the successful completion of €52.8 million financing for Custom House Capital Limited's acquisition of the Maximillian Retail Centre in Wörth, Germany
30 April 2008	Press release Hypo Real Estate Bank AG provides finance of € 500 million for Whitehall

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International AG announces the successful completion of €110 million financing for Ghelamco's Marynarska Business Park in Warsaw, Poland

Warsaw/Munich/London, 21 April 2008: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, is pleased to announce that it has provided Ghelamco Group with a €110 million senior investment financing for a newly completed office complex, Marynarska Business Park in Warsaw, Poland. This transaction was successfully completed on 18 April 2008.

Marynarska Business Park is prominently located along Marynarska Street in the Mokotow District of Warsaw. The property consists of four office buildings with a total rentable area of approximately 43,000 sqm and a three level underground parking. The development was completed in early March 2008 and is over 85% let to international corporate tenants. The scheme also includes the first Vapiano restaurant in Poland.

Commenting, Harin Thaker, Member of the Board of Hypo Real Estate Bank International AG and responsible for Europe, the Middle East and India said: "Ghelamco is a very important client for us in the Central Eastern European market place and we are pleased to be able to deliver for them a structured finance solution for such a landmark building."

Commenting, Philippe Pannier, CFO of Ghelamco Group, said:
"This was our first deal with Hypo Real Estate Bank International AG, who showed a pro-active approach towards our Group and our projects. This particular financing was handled very professionally and I was very pleased at how quickly we closed the deal."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Hypo Real Estate Group
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Ghelamco Group

Ghelamco Group is an international property development and general contracting company mainly active in Poland, Belgium, France the Netherlands and since 2005 in the Ukraine and Russia.

Ghelamco Group has been active on the Polish real estate market for over 15 years focusing its business activity on developing office buildings, distribution centres and residential schemes. Over the years **Ghelamco Group** has become one of the largest, most successful developers in Warsaw with an excellent reputation. Numerous international companies have chosen **Ghelamco's** buildings for their headquarters; these include: Commercial Union, Axel Springer, Deloitte, Zywiec Group (Heineken), Gerling, Shell, Philip Morris, Xerox, Reader's Digest, Nestle, US Embassy, Carlsberg, Pilkington and many others. In total **Ghelamco Group** has constructed over 240,000 sqm of modern commercial space throughout Poland.

Press release

Hypo Real Estate Capital Singapore Corporation Pte Ltd provided S$ 46.1 million investment and GST financing facility to Fine Grain Property Consortium

Singapore/Munich, 28.04.2008: Hypo Real Estate Capital Singapore Corporation Pte Ltd, a member of Hypo Real Estate Group, is pleased to announce that it provided an S$ 46.1 million (ca. € 21 million) investment and GST financing facility to Fine Grain Property Consortium (Singapore) Pte Ltd. The transaction completed on 17 April 2008.

The facility has been granted to purchase 82% of the Strata Title units of a commercial building located at 700 Beach Road in Singapore. The property is well located beside the new Nicoll MRT station and a short distance from the CBD. The area has been the subject of extensive investment by the Government and private sector investors in recent years.

Fine Grain Property Consortium (Singapore) Pte Ltd is a newly established Singapore Real Estate company which leverages on the international experience of its directors. It is owned by a group of Singapore and Irish private investors.

Commenting, **Manuela Better, CEO Asia, Hypo Real Estate Bank International AG**, said: "We are delighted to sign our first transaction with Fine Grain Property Consortium (Singapore) Pte Ltd, for the financing of this excellent office purchase and refurbishment in Singapore. We look forward to working with them in the future to support their activities as they expand in the Singapore Market."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Ron Bolger, Chairman of Fine Grain, commented "We are delighted to announce the first investment in select Singapore real-estate by Fine Grain. Our strong team in Singapore has an unparalleled understanding of the local market. Our acquisition of 700 Beach Road highlights our ability to deploy capital quickly and effectively on behalf of investors."

Press Contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Announcements

28.04.2008 - Hypo Real Estate Holding AG: Announcement according to section 37v, 37w, 37x et seq. Securities Trading Act (WpHG) with the objective of Europe-wide distribution

Hypo Real Estate Holding AG / Preliminary announcement on the disclosure of financial statements

Hypo Real Estate Holding AG hereby announces that the following financial reports shall be disclosed:

Report: Interim announcement of the group within the 1st half-year
Date of disclosure / German: May 06, 2008
Date of disclosure / English: May 06, 2008

German: http://www.hyporealestate.com/857.php
English: http://www.hyporealestate.com/eng/857.php

Hypo Real Estate
HOLDING

Press release

Hypo Real Estate Bank International AG announces the successful completion of €52.8 million financing for Custom House Capital Limited's acquisition of the Maximillian Retail Centre in Wörth, Germany

Munich/London/Dublin, 29 April 2008: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided €52.8 million of investment financing for the acquisition of the Maximillian Retail Centre in Wörth, Germany by private clients of Custom House Capital Ltd, Ireland. The transaction closed on 31 March 2008.

The Maximillian Retail Centre is located on the junction of the B10 and the A5 roads close to the only bridge crossing the Rhine that connects Wörth with Karlsruhe. The property consists of a single storey shopping center and an adjoining "Globus" DIY store. It was opened in November 2007 with an occupancy rate of 92% and is currently let to 35 tenants. The Globus DIY store has a net lettable area of 12,500 sqm and the shopping center comprises a net lettable area of 21,840 sqm. In addition there are 1,211 ground level parking spaces provided.

Harin Thaker, Member of the Board of Hypo Real Estate Bank International AG and responsible for Europe, the Middle East and India said: "This is the sixth transaction we have completed with Custom House Capital Limited and it clearly demonstrates the way in which our European business platform works to deliver efficiently and successfully a structured finance solution for clients looking to invest across Europe."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Harry Cassidy, CEO, Custom House Capital Limited, said: "This represents a significant investment by Custom House Capital Limited on behalf of its Irish based clients and we are delighted to have finalised the financing of this project in conjunction with Hypo Real Estate Bank International AG."

Press contact:
Hypo Real Estate Group
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Custom House Capital Limited (CHC Ltd) was set up in 1997 and the Asset Management division was established in January 2000 to provide fund management and asset management services to those clients of high net worth, focusing on a target market of clients with liquid assets (outside the family home) exceeding €350,000. They offer a fully discreet private, personal and professional level of service.

CHC Ltd is authorised by the Irish Financial Services Regulatory Authority under Section 10 of the Investment Intermediary Act 1995. In addition CHC Limited is a Qualifying Fund Manager (QFM) under the terms of the Finance Act 2000 for the purposes of management and administering Approved Retirement Funds and Approved Minimum Retirement Funds, which is a legal requirement under the Act. In May 2003 they were granted a licence to provide Non-Standard PRSA's (Personal Retirement Savings Accounts).

Press release

Hypo Real Estate Bank AG provides finance of € 500 million for Whitehall

Munich, 30 April 2008: Hypo Real Estate Bank AG, a member of the Hypo Real Estate Group, is providing finance of € 500 million for Whitehall Street Global Real Estate Funds (Whitehall) within the senior tranche. Whitehall used this in 2007 to acquire a mixed real estate portfolio of DEGI. The entire finance running into ten figures was arranged and syndicated by Credit Suisse and Goldman Sachs. The transaction was completed by Hypo Real Estate Bank AG on 31 March 2008.

The portfolio comprises 36 properties in central locations, concentrating on German prime locations. The total useable area of all properties is around 800,000 m². Of this figure, 76% are used as office space. The main tenants include companies from the Allianz Group, Deutsche Bahn and Deutsche Rentenversicherung (pension insurance scheme). More than 50% of rental income is generated with investment-grade tenants.

Frank Lamby, Member of the Management Board of Hypo Real Estate Holding AG and responsible for Commercial Real Estate Origination: "We are pleased that we have been able to participate in a considerable portion of the financing for this attractive portfolio with prime partners, and have thus been able to demonstrate the viability of our Group even in these difficult times".

Press contact:
Hypo Real Estate Group
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

END